UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Ventyx Biosciences, Inc.

(Name of Issuer)

Common stock, par value $0.0001 per share

(Title of Class of Securities)

92332V107

(CUSIP Number)

Somasundaram Subramaniam

New Science Ventures

500 West Putnam Avenue, Suite 400

Greenwich, CT 06830

(212) 688-5100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Marty Waters

Wilson Sonsini Goodrich & Rosati, P.C.

650 Page Mill Road

Palo Alto, California 94304

(650) 493-9300

October 20, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92332V107

1	NAMES OF REPORTING PERSON NSV Investments I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,873,225
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,873,225

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,873,225
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 92332V107

1	NAMES OF REPORTING PERSON NSV Partners III, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,239,954
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,239,954

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,239,954
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.3%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 92332V107

1	NAMES OF REPORTING PERSON NSV Partners III GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,239,954
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,239,954

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,239,954
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.3%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 92332V107

1	NAMES OF REPORTING PERSON Somasundaram Subramaniam
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,892,528
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,892,528

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,892,528
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.6%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 92332V107

1	NAMES OF REPORTING PERSON NSV Partners II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,894,887
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,894,887

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,894,887
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Item 1. Security and Issuer.

This Schedule relates to the shares of common stock, par value $0.0001 per share (“Common Stock”), of Ventyx Biosciences, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 662 Encinitas Blvd, Suite 250, Encinitas, California 92024. The Issuer’s Common Stock is listed on the Nasdaq Global Select Market under the symbol “VTYX.”

Item 2. Identity and Background.

(a),(f)

This Schedule 13D is being filed jointly by NSV Investments I, L.P., a Delaware limited partnership (“NSV Investments I, L.P.”), NSV Partners III LP, a Delaware limited partnership (“NSV Partners III LP”), NSV Partners III GP LLC, a Delaware limited liability company (“NSV Partners III GP LLC”), NSV Partners II, LLC, a Delaware limited liability company (“NSV Partners II, LLC”), and Somasundaram Subramaniam, a United States citizen (collectively, the “Reporting Persons”).

(b)	The principal business address for each of the Reporting Persons is 500 West Putnam Avenue, Suite 400, Greenwich, CT 06830

(c)

Somasundaram Subramaniam is the majority member and managing member of NSV Partners III GP LLC, NSV Management, LLC, New Science Ventures, LLC and NSV Partners II, LLC. The principal business of NSV Partners III GP LLC and NSV Partners II, LLC is serving as the general partner to certain private funds. NSV Partners III GP LLC is the general partner of NSV Partners III LP. NSV Partners III LP is the general partner of NSV Investments I, L.P. NSV Management, LLC is the investment advisor of Life & Tech. The principal business of each of NSV Investments I, L.P., New Science Ventures, LLC, and Life & Tech is purchasing, holding and selling securities for investment purposes.

(d),(e)

During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The Reporting Persons disclaim membership in a group.

Item 3. Source and Amount of Funds or Other Consideration.

The funds for the purchase of the shares came from the working capital of private investment funds managed by Somasundaram Subramaniam, including NSV Investments I, L.P., over which the Reporting Persons, through their roles described above in Item 2(c), exercise investment discretion. No borrowed funds were used to purchase the Shares, other than borrowed funds used for working capital purposes in the ordinary course of business.

Item 4. Purpose of Transaction.

The Reporting Persons have acquired their shares of the Issuer for investment. The Reporting Persons have no plans or proposals as of the date of this filing which, other than as expressly set forth below, would relate to or would result in: (a) any extraordinary corporate transaction involving the Issuer; (b) any change in the present board of directors or management of the Issuer; (c) any material change in the present capitalization or dividend policy of the Issuer; (d) any material change in the operating policies or corporate structure of the Issuer; (e) any change in the Issuer’s charter or by-laws; (f) the shares of the Issuer ceasing to be listed from a national securities exchange or to ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or (g) causing the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

Somasundaram Subramaniam, the majority member and managing member of NSV Partners III GP, LLC, NSV Partners II, LLC, NSV Management, LLC, and New Science Ventures, LLC, and is a director of the Issuer.

The Reporting Persons, however, reserve the right, at a later date, to effect one or more of such changes and may dispose of or enter into other transactions in the shares they may be deemed to beneficially own.

The Reporting Persons have been and may continue to be in contact with members of the Issuer’s management, the Issuer’s board of directors, other significant shareholders and others regarding alternatives that the Issuer could employ to maximize shareholder value.

The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should it determine to do so, and/or to recommend courses of action to management and the shareholders of the Issuer.

Item 5. Interest in Securities of the Issuer.

(a) – (e) As of the date hereof, Somasundaram Subramaniam may be deemed to be the beneficial owner of 16,892,528 shares, constituting 33.5% of the Issuer’s shares outstanding based upon 50,351,317* shares outstanding.

Somasundaram Subramaniam has the sole power to vote or direct the vote of 0 shares; has the shared power to vote or direct the vote of 16,892,528 shares; has the sole power to dispose or direct the disposition of 0 shares; and has the shared power to dispose or direct the disposition of 16,892,528 shares.

Mr. Subramaniam is the majority member and managing member NSV Partners II, LLC, and may be deemed to share with NSV Partners II, LLC and NSV Partners III, LP voting and dispositive power over the shares held by each entity of which NSV Partners II, LLC is general partner, or an aggregate of 2,894,887 shares, constituting 5.8% of the Issuer’s shares outstanding based upon 50,351,317* shares outstanding. NSV Partners II, LLC, is the general partner of New Science Ventures Fund III, LP, New Science Ventures Fund III (Offshore), LP, NSV 2016 Opportunities Fund, LP, NSV 2016 Opportunities Fund (Offshore), LP, NSV 2017 Opportunities Fund, LP, and NSV Master Limited Partnership II, LP.

Mr. Subramaniam is the majority member and managing member of NSV Partners III GP, LLC, and may be deemed to share with NSV Partners III GP, LLC or NSV Partners III, LP voting and dispositive power over the shares held by each entity of which NSV Partners III, GP, LLC or NSV Partners III, LP is general partner, or an aggregate of 12,239,954 shares, constituting 24.3% of the Issuer’s shares outstanding based on 50,351,317* of shares outstanding. NSV Partners III GP, LLC is the general partner of NSV Partners III, LP. NSV Partners III, LP, is the general partner of NSV 2018 New Horizons Fund LP, NSV Investments I, LP, NSV 2018 Opportunities Fund, LP, NSV 2019 Opportunities Fund, LP, NSV Growth Opportunities Fund, LP, NSV Investments III, LP, and NSV Investments II, LP.

Mr. Subramaniam is the majority member and managing member of NSV Management, LLC, and may be deemed to share voting and dispositive power over the shares held by Life & Tech, for which NSV Management, LLC is the investment advisor, or 1,323,264 shares, constituting 2.63% of the Issuer’s outstanding shares based upon 50,351,317* shares outstanding.

Mr. Subramaniam is the majority member and managing member of New Science Ventures, LLC, and may be deemed to share voting and dispositive power over the shares held by New Science Ventures, LLC, or 434,423 shares, constituting 0.9% of the Issuer’s shares outstanding based upon 50,351,317* shares outstanding.

*This outstanding shares figure reflects the number of outstanding shares as reported in the Form 424B4 filed by the Issuer on October 21, 2021.

The shares beneficially owned by the Reporting Persons consist of (i) 5,873,225 shares held by NSV Investments I, LP, (ii) 2,295,172 shares held by NSV Master Limited Partnership II, LP, (iii) 2,023,609 shares held by NSV 2019 Opportunities Fund, LP, (iv) 1,761,227 shares held by NSV 2018 New Horizons Fund, LP, (v) 1,323,264 shares held by Life & Tech, (vi) 1,179,921 shares held by NSV Investments III, LP, (vii) 998,099 shares held by NSV Investments II, LP, (viii) 434,423 shares held by New Science Ventures, LLC, (ix) 272,534 shares held by NSV Growth Opportunities Fund, LP, (x) 214,296 shares held by New Science Ventures Fund III, LP, (xi) 188,349 shares held by NSV 2017 Opportunities Fund, LP, (xii) 131,339 shares held by NSV 2018 Opportunities Fund, LP, (xiii) 101,582 shares held by NSV 2016 Opportunities Fund, LP, (xiv) 67,554 shares held by New Science Ventures Fund III (Offshore), LP, and (xv) 27,934 shares held by NSV 2016 Opportunities Fund (Offshore), LP, collectively the NSV funds.

Mr. Subramaniam disclaims beneficial ownership over the shares held by each of the NSV funds, except to the extent of his pecuniary interest therein.

The transactions by the Reporting Persons in the shares during the past sixty days are set forth in Exhibit B.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

In connection with the initial public offering of the Issuer’s Common Stock, Somasundaram Subramaniam and each entity listed above that directly holds shares entered into lock-up agreements with the underwriters that restrict their ability to sell or transfer the shares held by them. The lock-up agreements will expire 180 days from the date of the final prospectus for the offering (October 20, 2021). However, the underwriters may, in their sole discretion, permit the Issuer’s officers, directors and other stockholders who are subject to lock-up agreements, including the Reporting Persons, to sell shares prior to the expiration of the lock-up agreements.

Item 7. Material to be Filed as Exhibits.

Exhibit.	Description

A	Joint Filing Agreement.

B	Schedule of Transactions in Shares

Exhibit A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 29, 2021

NSV Investments I, L.P.

By:	/s/ Tom Lavin
Name:	Tom Lavin

NSV Partners III, LP

By:	/s/ Tom Lavin
Name:	Tom Lavin

NSV Partners III GP, LLC

By:	/s/ Tom Lavin
Name:	Tom Lavin

Somasundaram Subramaniam

By:	/s/ Somasundaram Subramaniam*
Name:	Somasundaram Subramaniam

NSV Partners II, LLC

By:	/s/ Tom Lavin
Name:	Tom Lavin

*

This reporting person disclaims beneficial ownership of these reported securities except to the extent of his pecuniary interest therein, and this report shall not be deemed an admission that he is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 10001).

Exhibit A

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: October 29, 2021

NSV Investments I, L.P.

By:	/s/ Tom Lavin
Name:	Tom Lavin

NSV Partners III, LP

By:	/s/ Tom Lavin
Name:	Tom Lavin

NSV Partners III GP, LLC

By:	/s/ Tom Lavin
Name:	Tom Lavin

Somasundaram Subramaniam

By:	/s/ Somasundaram Subramaniam
Name:	Somasundaram Subramaniam

NSV Partners II, LLC

By:	/s/ Tom Lavin
Name:	Tom Lavin

Exhibit B

Schedule of Transactions in Shares

Date of Transaction	Title of Class	Number of Shares Acquired		Number of Shares Disposed	Price Per Share
10/25/2021	Series A Preferred Stock	219,315	*		$	*
10/25/2021	Series A-1 Preferred Stock	16,673,213	*		$	*

*

Presented in the aggregate. Each share of Series A Preferred Stock and Series A-1 Preferred Stock that was beneficially owned by the Reporting Persons automatically converted into one share of Common Stock immediately prior to the completion of the Issuer’s initial public offering and had no expiration date.

The Form 3s filed by Mr. Subramaniam, NSV Partners III, LP, NSV Partners III GP, LP and NSV Investments I, LP on October 20, 2021 (as amended) and the Form 4s filed by such persons on October 25, 2021 are incorporated herein by reference.